VERB TECHNOLOGY COMPANY, INC.

3024 Sierra Juniper Court

Las Vegas, Nevada 89138

March 7, 2024

VIA EDGAR

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Fetterolf

Re:	Verb Technology Company, Inc. (the “Company”)

Offering Statement on Form 1-A

Filed February 14, 2024 (the “Offering Statement”)

Commission File No. 024-12400

Dear Mr. Fetterolf:

On behalf of the Company, I respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified March 11, 2024, at 4:30 p.m. EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company acknowledges the following:

●	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, to declare the filing qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of disclosure in the filing; and

●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Rory J. Cutaia

Rory J. Cutaia

Chief Executive Officer

Verb Technology Company, Inc.